UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________________________

INDIE SEMICONDUCTOR, INC.
(Name of Subject Company and Filing Person (Issuer))

_____________________________________

Warrants to Acquire Shares of Class A Common Stock	45569U119
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas Schiller
Chief Financial Officer and EVP of Strategy
32 Journey
Aliso Viejo, California 92656
(949) 608-0854
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

Copies of communications to:

Mitchell S. Nussbaum, Esq.
Norwood P. Beveridge, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Tel: (212) 407-4000

_____________________________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by indie Semiconductor Inc., a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to all holders of the Company’s warrants, including the public warrants and the private placement warrants (each as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.285 shares of Class A Common Stock in exchange for each outstanding warrant (as defined below) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated September 22, 2023 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain warrant agreement, dated as of August 14, 2019, by and between the Company (as successor to Thunder Bridge Acquisition II, Ltd., our predecessor and a Cayman Islands exempted company (“THBR”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent and as supplemented by that certain Assignment, Assumption and Amendment Agreement by and between THBR and CST, dated June 10, 2021 (together, the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.2565 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least a majority of the outstanding public warrants and the outstanding private placement warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)     Name and Address.    The name of the issuer is indie Semiconductor, Inc. The Company’s principal executive offices are located at 32 Journey, Aliso Viejo, California 92656, and our telephone number is (949) 608-0854.

(b)    Securities.    The subject securities were issued in connection with THBR’s initial public offering and the closing of its initial business combination in June 2021. Each warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on the Nasdaq under the symbol “INDIW.” As of September 20, 2023, a total of 27,399,887 warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 7,808,968 shares of our Class A common stock in exchange for all of our outstanding warrants.

(c)     Trading Market and Price.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)     Name and Address.    The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of September 20, 2023 are listed in the table below.

Name	Age	Position
Donald McClymont	54	Chief Executive Officer and Director
Ichiro Aoki	58	President and Director
Thomas Schiller	52	Chief Financial Officer and EVP of Strategy
Kanwardev Raja Singh Bal	47	Chief Accounting Officer
David Aldrich	66	Director
Diane Biagianti	60	Director
Diane Brink	65	Director
Peter Kight	67	Director
Karl-Thomas Neumann	62	Director
Jeffrey Owens	68	Director
Sonalee Parekh	50	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)     Material Terms.    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)    Purchases.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations, and Agreements.

(a)     Agreements Involving the Subject Company’s Securities.    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)     Purposes.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)     Plans.    Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)     Source of Funds.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Source and Amount of Funds” is incorporated herein by reference.

(b)    Conditions.    Not applicable.

(c)     Borrowed Funds.    Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)     Securities Ownership.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)    Securities Transactions.    Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.

(a)     Solicitations or Recommendations.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)     Financial Information.    The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)    Pro Forma Information.    Not applicable.

Item 11. Additional Information.

(a)     Agreements, Regulatory Requirements, and Legal Proceedings.

(1)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

(2)    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(b)    Other Material Information.    Not applicable.

Item 12. Exhibits.

(a)     Exhibits.

Exhibit No.	Description
(a)(l)(A)

Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated September 22, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on September 22, 2023).
(b)	Not applicable.
(c)	Not applicable
(d)(i)

Master Transactions Agreement, dated effective December 14, 2020, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein, and also included as Annex B-1 to the proxy statement/prospectus (incorporated by reference to Exhibit 2.1 to Thunder Bridge Acquisition II., Ltd.’s Current Report on Form 8-K, filed with the SEC on December 15, 2020).

(d)(ii)

Amendment to Master Transactions Agreement, dated effective May 3, 2021, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein (included as Annex B-2 to the proxy statement/prospectus ) (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form S-4/A, filed with the SEC on May 4, 2021).

Exhibit No.	Description
(d)(iii)

Amended and Restated Certificate of Incorporation of indie Semiconductor, Inc., filed with the Secretary of State of Delaware on June 22, 2023 (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by the Company with the SEC on June 23, 2023).

(d)(iv)	Amended and Restated Bylaws of indie Semiconductor Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).
(d)(v)	Specimen Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).
(d)(vi)	Specimen Warrant Certificate of the Company (included in Exhibit (d)(vii)).
(d)(vii)

Warrant Agreement between Continental Stock Trust & Transfer Company and Thunder Bridge II (incorporated by reference to Exhibit 4.1 to the Thunder Bridge Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on August 14, 2019).

(d)(viii)

Warrant Agreement Assignment, Assumption and Amendment Agreement dated June 10, 2021 between and among Thunder Bridge Acquisition II, Ltd., indie and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(ix)

Indenture, dated as of November 21, 2022, between indie Semiconductor, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022).

(d)(x)

Form of 4.500% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit (d)(viii)). (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022).

(d)(xi)

Eighth Amended and Restated Limited Liability Company Agreement of indie LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xii)	Subscription Agreement for PIPE Investment (incorporated by reference to Exhibit 10.1 to the Thunder Bridge Acquisition II, Ltd’s Current Report on Form 8-K, filed with the SEC on December 15, 2020).
(d)(xiii)

indie Semiconductor, Inc. Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022).

(d)(xiv)	indie Semiconductor, Inc. 2023 Inducement Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).
(d)(xv)

Form of Notice of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Unit Award (2023 Inducement Incentive Plan) (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).

(d)(xvi)

Form of Notice of Performance Stock Unit Award and Terms and Conditions of Performance Stock Unit Award (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).

(d)(xvii)

Form of Notice of Performance Stock Unit Award and Terms and Conditions of Performance Stock Unit Award (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8, filed with the SEC on August 18, 2021).

(d)(xviii)

Form of Notice of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Award (incorporated by reference to Exhibit 4.5 to the Company’s Form S-8, filed with the SEC on August 18, 2021).

(d)(xix)	Form of Notice of Stock Option Grant and Terms and Conditions of Stock Option (incorporated by reference to Exhibit 4.6 to the Company’s Form S-8 filed with the SEC on August 18, 2021).
(d)(xx)

Form of Indemnification Agreement between registrant and certain officers and directors of registrant (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxi)

Exchange Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxii)

Tax Receivable Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

Exhibit No.	Description
(d)(xxiii)

Registration Rights Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxiv)

Registration Rights Agreement, dated August 8, 2019, between Thunder Bridge II, Sponsor and the holders party thereto (incorporated by reference to Exhibit 10.5 to Thunder Bridge Acquisition II, Ltd’s Current Report on Form 8-K, filed with the SEC on August 14, 2019).

(d)(xxv)

Private Placement Warrants Purchase Agreement between Thunder Bridge II and Thunder Bridge Acquisition II LLC (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed by Thunder Bridge Acquisition II., Ltd. with the SEC on July 29, 2021).

(d)(xxvi)

Sponsor Letter Agreement by and among Thunder Bridge II, Sponsor and indie, dated December 14, 2020 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Thunder Bridge Acquisition II., Ltd. with the SEC on December 15, 2020).

(d)(xxvii)

Loan and Security Agreement, dated January 13, 2015 and relevant amendments thereto, by and, between Square 1 Bank (now Pacific Western Bank) and indie LLC (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxviii)

Form of Option Settlement Agreement by and among indie, TeraXion, Purchaser and certain holders of options to purchase TeraXion capital stock (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 2, 2021).

(d)(xxix)

Purchase Agreement, dated November 16, 2022, by and between indie Semiconductors, Inc. and Goldman Sachs & Co., LLC, as representative of the several Initial Purchasers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022).

(d)(xxx)

Sales Agreement, by and among the Registrant and B. Riley Securities, Inc., Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC dated August 6, 2022 (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed with the SEC on August 26, 2022).

(d)(xxxi)	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 23, 2022).
(d)(xxxii)

Dealer Manager Agreement dated as of September 22, 2023, by and between indie Semiconductor, Inc. and BofA Securities, Inc., as dealer manager (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(d)(xxxiii)

Tender and Support Agreement dated September 22, 2023, by and among the Company, and the warrant holder parties thereto (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of Loeb & Loeb LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(b)    Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

INDIE SEMICONDUCTOR, INC.
By:	/s/ Donald McClymont
Name:	Donald McClymont
Title:	Chief Executive Officer

Dated: September 22, 2023